Mail Stop 3561

September 15, 2008

Ivo Heiden
Chief Executive Officer
Zaxis International Inc.
6399 Wilshire Boulevard
Suite 1019
Los Angeles, CA 90048

> **Re:** **Zaxis International Inc.**
> **Form 10-KSB/A for Fiscal Year Ended**
> **December 31, 2007**
> **Filed September 12, 2008**
> **File No. 000-15746**

Dear Ivo Heiden:

We have completed our review of your amended Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Brian K. Bhandari
Branch Chief
Office of Beverages, Apparel and
Health Care Services